Exhibit 1

FOR IMMEDIATE RELEASE	4 March 2016

| 2015 Preliminary Results

•	The Company celebrated its thirtieth birthday with another record year, despite strong currency headwinds in the second half

•	Reported billings up 3.1% at £47.632 billion, and up 4.9% in constant currency

•	Reported revenue up 6.1% at £12.235 billion, down 1.4% at $18.693 billion, up 17.8% at €16.874 billion and up 12.4% at ¥2.264 trillion

•	Constant currency revenue up 7.5%, like-for-like revenue up 5.3%

•	Constant currency net sales up 5.8%, like-for-like net sales up 3.3%

•	Reported net sales margin of 16.9%, up 0.2 margin points against last year, up 0.4 margin points on a constant currency basis, ahead of the full year margin target of 0.3 margin points improvement in constant currency

•	Headline profit before interest and tax £1.774 billion, up 5.6% and up 8.7% in constant currency

•	Headline profit before tax £1.622 billion, up 7.3% and up 11.2% in constant currency

•	Profit before tax £1.493 billion, up 2.8%, up 7.3% in constant currency

•	Profit after tax £1.245 billion, up 8.1%, up 11.9% in constant currency

•	Headline EBITDA £2.002 billion, crossing £2 billion for the first time

•	Headline diluted earnings per share of 93.6p, up 10.2%, up 13.3% in constant currency

•	Return on equity at 16.3% in 2015, up 1.3 percentage points on 2014 versus a weighted average cost of capital of 6.7% in 2015

•	Dividends per share of 44.69p, up 17.0%, pay-out ratio of 47.7% versus 45.0% last year, effectively one year ahead of the newly targeted dividend pay-out ratio of 50% in 2017

•	Net debt £3.211 billion at 31 December 2015, an increase of £936 million on same date in 2014, with average net debt in 2015 at £3.562 billion against £3.073 billion in 2014

•	Net new business of £5.557 billion ($8.613 billion) in the year with the Group first overall in new business league tables for the fourth year in a row and GroupM topping both the RECMA media tsunami net new business and retentions tables

•	Above budget start to 2016, with January like-for-like revenue up 4.2% and net sales up 2.3%, against strong comparative last year

•	Including associates and investments, revenue totals over $27 billion annually and people average over 194,000

Key figures

£ million	2015	Δ reported[1]		Δ constant[2]		2014
Billings	47,632	3.1%		4.9%		46,186
Revenue	12,235	6.1%		7.5%		11,529
Net sales	10,524	4.6%		5.8%		10,065
Headline EBITDA[3]	2,002	4.9%		7.7%		1,910
Headline PBIT[4]	1,774	5.6%		8.7%		1,681
Net sales margin[5]	16.9%	0.2	*	0.4	*	16.7%
Profit before tax	1,493	2.8%		7.3%		1,452
Profit after tax	1,245	8.1%		11.9%		1,152
Headline diluted EPS[6]	93.6p	10.2%		13.3%		84.9p
Diluted EPS[7]	88.4p	9.8%		13.4%		80.5p
Dividends per share	44.69p	17.0%		17.0%		38.20p

*	Margin points

Full Year highlights

•	Reported billings at £47.632 billion, up 4.9% in constant currency and up 4.0% like-for-like, driven by a strong overall leadership position in net new business league tables

•	Revenue growth of 6.1%, with like-for-like growth of 5.3%, 2.2% growth from acquisitions and -1.4% from currency

•	Like-for-like revenue growth in all regions, led by strong growth in North America, and in all sectors, except data investment management, with particularly strong growth in advertising and media investment management and branding and identity, healthcare and specialist communications (including direct, digital and interactive)

•	Like-for-like net sales growth at 3.3%, with the gap compared to revenue growth less than the first half, as the proportionate scale of digital media purchases in media investment management and data investment management revenue decreased

•	Headline EBITDA crossing £2 billion for the first time, up 4.9%, and up 7.7% in constant currency, reflecting currency headwinds and 19.0% net sales margin, slightly up on last year, with like-for-like operating costs (+2.6%) rising less than net sales

•	Headline PBIT increase of 5.6% to £1.774 billion, up 8.7% in constant currency

•	Net sales margin, a more accurate competitive comparator, up 0.2 margin points to an industry leading 16.9%, up 0.4 margin points in constant currency, ahead of the targeted constant currency increase of 0.3 margin points

•	Exceptional gains of £296 million, largely representing gains on the sale of certain Kantar internet measurement businesses to comScore Inc., the sale of the Group’s interests in e-Rewards and Chime Communications plc, together with re-measurement gains of £165 million, primarily the gain of £132 million in relation to the acquisition of a majority stake in IBOPE in Latin America. These are partly offset by £106 million of restructuring costs, including £37 million of IT transformation costs, investment write-downs of £79 million and by £29 million of IT asset write-downs, resulting in a net exceptional gain of £82 million

•	Headline diluted EPS up 10.2%, up 13.3% in constant currency and reported diluted EPS up 9.8%, up 13.4% in constant currency, reflecting strong like-for-like revenue and net sales growth, margin improvement and acquisitions

[1]	Percentage change in reported sterling
[2]	Percentage change at constant currency exchange rates
[3]	Headline earnings before interest, tax, depreciation and amortisation
[4]	Headline profit before interest and tax
[5]	Headline profit before interest and tax, as a percentage of net sales
[6]	Diluted earnings per share based on headline earnings
[7]	Diluted earnings per share based on reported earnings

•	Final ordinary dividend of 28.78p up 8.3% and full year dividends of 44.69p per share up 17.0%

•	Dividend pay-out ratio of 47.7%, in 2015 versus 45.0% in 2014, and possibly to achieve the newly targeted pay-out ratio of 50% in 2016, one year ahead of schedule

•	Return on equity[8] up to 16.3% in 2015, up 1.3 percentage points from 15.0% in 2014, versus a weighted average cost of capital of 6.7% in 2015 and 6.1% in 2014. During 2015 the value of the Group’s non-controlled investments rose by £490 million, to £1.159 billion from £669 million, primarily reflecting the increasing value of its content businesses, chiefly Vice, and the partnership formed during the year with comScore

•	Average net debt up £489 million, at £3.562 billion compared to last year, at 2015 exchange rates, reflecting the significant incremental net acquisition spend, share re-purchases and dividends of £361 million

•	Creative and effectiveness excellence recognised again in 2015 with the award of the Cannes Lion to WPP for the most creative Holding Company, for the fifth successive year, since the award’s inception and another to Ogilvy & Mather Worldwide, for the third consecutive year, as the most creative agency network. In another rare occurrence in our industry, in 2015 Grey was named Global Agency of the Year 2014 by both US trade magazines Ad Age and Ad Week. For the third consecutive year, WPP was awarded the EFFIE as the most effective Holding Company and WARC’s most effective Holding Company for the second year in a row

•	Strategy implementation accelerated in a pre- and post-POG (Publicis Omnicom Group) world, as sector targets for fast growth markets and digital raised from 35-40% to 40-45% over the next five years and horizontality across clients, countries and regions raised to the number one strategic priority

Current trading and outlook

•	January 2016 | Like-for-like revenue up 4.2% for the month, ahead of budget, with like-for-like net sales, up 2.3%, also ahead of budget and against strong comparatives

•	FY 2016 budget | As in 2015, like-for-like revenue growth of well over 3% and net sales growth of over 3% and headline operating margin target improvement on net sales of 0.3 margin points, excluding the impact of currency

•	Dual focus in 2016 | 1. Revenue growth from leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/net sales ratio to enhance operating margins

•	Long-term targets | Above industry revenue growth, due to effective implementation of horizontality, geographically superior position in new markets and functional strength in new media and data investment management, including data analytics and the application of new technology; improvement in staff costs/net sales margin ratio of 0.2 to 0.4 margin points p.a. depending on net sales growth; operating margin expansion of 0.3 margin points or more on a constant currency basis; and headline diluted EPS growth of 10% to 15% p.a. from revenue growth, margin expansion, strategically targeted small- and medium-sized acquisitions and share buy-backs

[8]	Return on equity is headline diluted EPS divided by equity share owners funds per share

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of group results

Revenue

Revenue analysis

£ million	2015	Δ reported	Δ constant[9]	Δ LFL[10]	Acquisitions	2014
First half	5,839	6.8%	6.4%	4.9%	1.5%	5,469
Second half	6,396	5.5%	8.4%	5.8%	2.6%	6,060
Full year	12,235	6.1%	7.5%	5.3%	2.2%	11,529

Net sales analysis

£ million	2015	Δ reported	Δ constant	Δ LFL	Acquisitions	2014
First half	5,041	5.2%	4.7%	2.3%	2.4%	4,792
Second half	5,483	4.0%	6.8%	4.1%	2.7%	5,273
Full year	10,524	4.6%	5.8%	3.3%	2.5%	10,065

Reported billings at £47.632 billion, up 4.9% in constant currency. Estimated net new business billings of £5.557 billion ($8.613 billion) were won in the year, with the Group first overall in net new business tables for the fourth year in a row. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital, media, pharmaceutical and shopper marketing assignments, which partly benefitted the latter half of 2015, but the full benefit of which will be seen in Group revenue in 2016. The Group has been actively engaged in the tsunami of media investment management reviews, chiefly in the United States, totalling approximately $20 billion. The Group has been particularly successful in these reviews and is now ranked first by RECMA, both for net new business and retentions. There is, probably, more net new business to come, increasingly driven by the Group’s differentiation in technology, data and content.

Reportable revenue was up 6.1% at £12.235 billion. Revenue on a constant currency basis was up 7.5% compared with last year, the difference to the reportable number reflecting the continuing weakness of the pound sterling against the US dollar, more than offset by the strength of sterling, primarily against the euro. As a number of our competitors report in US dollars, euros and yen, appendices 2, 3 and 4 show WPP’s Preliminary results in reportable US dollars, euros and yen respectively. This shows that US dollar reportable revenue was down 1.4% to $18.693 billion and headline earnings before interest and taxes down 1.3% to $2.704 billion, which compares with the $15.134 billion and $2.029 billion respectively of the second largest direct (United States-based) competitor. Euro reportable revenue was up 17.8% to €16.874 billion and headline earnings before interest and taxes up 16.8% to €2.453 billion, which compares with €9.601 billion and €1.487 billion respectively of the fourth largest direct (European-based) competitor and yen reportable revenue was up 12.4% to ¥2.264 trillion, which compares with ¥818 billion of our nearest current Japanese competitor.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 5.3%, with net sales up 3.3%. In the fourth quarter, like-for-like revenue was up 6.7%, the strongest quarter of the year, following like-for-like growth in the third quarter of 4.6%, reflecting stronger growth in the fourth quarter in North America, the United Kingdom and Asia Pacific, Latin America,

[9]	Percentage change at constant currency exchange rates
[10]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Africa & the Middle East and Central & Eastern Europe, partly offset by slightly slower growth in Western Continental Europe. Like-for-like net sales were up 4.9% in the fourth quarter, the strongest quarter of the year, with all regions, except the United Kingdom and Western Continental Europe, recording their strongest quarter of the year.

Operating profitability

Headline EBITDA was up 4.9% to £2.002 billion, crossing £2 billion for the first time, from £1.910 billion the previous year and up 7.7% in constant currency. Group revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately one-third of its profits in the first half and two-thirds in the second half. Headline operating profit for 2015 was up 5.6% to £1.774 billion from £1.681 billion and up 8.7% in constant currencies.

Net sales margin was up 0.2 margin points to 16.9% and up 0.4 margin points in constant currency, ahead of the Group’s margin target of 0.3 margin points improvement, in constant currency, compared to 16.7% in 2014. The net sales margin of 16.9% is after charging £24 million ($37 million) of severance costs, compared with £37 million ($63 million) in 2014 and £331 million ($505 million) of incentive payments, versus £313 million ($512 million) in 2014. Constant currency operating margins improved 0.4 margin points, ahead of the full year margin target. Over the last three years, reported operating margins have improved by 0.8 margin points and by 1.2 margin points, excluding the impact of currency.

Given the significance of data investment management revenue to the Group, with none of our parent company competitors presently represented in that sector, net sales is a more meaningful measure of comparative top-line growth, although we know competitors do have significant principal media, barter, telesales, food broking and field marketing operations, where the same issue may arise. Net sales is a more appropriate measure, because data investment management revenue includes pass-through costs, principally for data collection, on which no margin is charged. In addition, the Group’s media investment management sub-sector is increasingly buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. We believe a number of our competitors face the same issue, and as a result believe reporting practices should be standardised. Thus, it is possible that the revenue and revenue growth rate could increase, whilst net sales and net sales growth rate remain the same and, therefore, the latter presents a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, will focus even more on net sales margins. In 2015, the reported headline net sales margin was up 0.2 margin points to 16.9%, achieving the highest reported comparative level in the industry.

On a reported basis, operating margins, before all incentives11 and income from associates, were 19.3%, up 0.2 margin points, compared with 19.1% last year. The Group’s staff cost to net sales ratio, including severance and incentives, decreased by 0.8 margin points to 63.2% compared to 64.0% in 2014, indicating increased productivity.

Operating costs

During 2015, the Group continued to manage operating costs effectively, with improvements across most cost categories, particularly staff and property costs.

[11]	Short and long-term incentives and the cost of share-based incentives

Headline operating costs12 rose by 4.3%, rose by 5.2% in constant currency and by 2.6% like-for-like. On all bases, the growth in costs was lower than the growth in revenue. Reported staff costs, excluding incentives, increased by 3.2%, up 4.3% in constant currency. Incentive payments amounted to £331 million ($505 million), which were 16.2% of headline operating profit before incentives and income from associates, compared with £313 million ($512 million) or 16.3% in 2014. Achievement of target generates 15% of operating profit before bonus as an incentive pool.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2015 was 124,930 compared to 127,286 in 2014, a decrease of 1.9%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2015 was 128,123 compared to 130,173 at 31 December 2014, a decrease of over 2,000 or 1.6%. This reflected partly the transfer of 1,445 staff to IBM in the first half of 2015, as part of the strategic partnership agreement and IT transformation programme, together with the continuing sound management of headcount and staff costs in 2015 to balance revenue and costs. On the same basis, revenue increased 5.3% and net sales 3.3%.

Exceptional gains and restructuring costs

In 2015 the Group generated exceptional gains of £296 million, largely representing gains on the sale of certain Kantar internet measurement businesses to comScore Inc., the sale of the Group’s interests in e-Rewards and Chime Communications plc, together with re-measurement gains of £165 million, primarily the gain of £132 million in relation to the acquisition of a majority stake in IBOPE in Latin America. These were partly offset by investment write-downs of £79 million, resulting in a net gain of £217 million, which in accordance with prior practice, has been excluded from headline profit. The Group took a £106 million restructuring provision, including £37 million of IT transformation costs, and £29 million of IT asset write-downs, resulting in a net exceptional gain of £82 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were down 9.7% at £151.7 million, compared with £168.0 million in 2014, a decrease of £16.3 million. This reflected the beneficial impact of lower bond coupon costs resulting from refinancing maturing debt at cheaper rates, partially offset by lower income from investments.

The headline tax rate was 19.0% (2014 20.0%) and on reported profit before tax was 16.6% (2014 20.7%). The reported tax rate is lower than the headline tax rate, as most of the gains on disposals of subsidiaries and investments and the gains on re-measurement of equity interests, are not taxable.

Earnings and dividend

Headline profit before tax was up 7.3% to £1.622 billion from £1.513 billion, or up 11.2% in constant currencies.

Reported profit before tax rose by 2.8% to £1.493 billion from £1.452 billion, reflecting lower relative levels on the revaluation of financial instruments. In constant currencies, reported profit before tax rose by 7.3%.

Reported profit after tax rose by 8.1% to £1.245 billion from £1.152 billion. In constant currencies, profits after tax rose 11.9%.

[12]	Excluding direct costs, goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs (in 2015 exceptional gains were £296 million, investment write-downs of £79 million, restructuring charges and costs in relation to the IT transformation project were £106 million and IT asset write-downs were £29 million)

Profits attributable to share owners rose by 7.7% to £1.160 billion from £1.077 billion. In constant currencies, profits attributable to share owners rose by 11.3%.

Headline diluted earnings per share rose by 10.2% to 93.6p from 84.9p. In constant currencies, earnings per share on the same basis rose by 13.3%. Reported diluted earnings per share rose by 9.8% to 88.4p from 80.5p and increased 13.4% in constant currencies.

As outlined in the June 2015 AGM statement, the achievement of the previous targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to up the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and, as a result, declared an increase of almost 37% in the 2015 interim dividend to 15.91p per share, representing a pay-out ratio of 47.5% for the first half, against the traditionally lower first-half pay-out of 40% in the previous year. This has the effect of evening out the pay-out ratio between the two half-year periods and consequently balancing out the dividend payments themselves, although the pattern of profitability and hence dividend payments seems likely to remain one-third in the first half and two-thirds in the second half. Given your Company’s strong progress, your Board declares an increase of 8.3% in the final dividend to 28.78p per share, which, together with the interim dividend of 15.91p per share, makes a total of 44.69p per share for 2015, an overall increase of 17.0%. This represents a dividend pay-out ratio of 47.7%, compared to a pay-out ratio of 45.0% in 2014. The record date for the final dividend is 10 June 2016, payable on 4 July 2016. It now seems possible that the newly targeted pay-out ratio of 50% will be achieved by the end of 2016, one year ahead of target.

Further details of WPP’s financial performance are provided in Appendices 1, 2, 3 and 4.

Regional review

The pattern of revenue and net sales growth differed regionally. The tables below give details of revenue and net sales, revenue and net sales growth by region for 2015, as well as the proportion of Group revenue and net sales and operating profit and operating margin by region;

Revenue analysis

£ million	2015	Δ reported	Δ constant[13]	Δ LFL[14]	% group	2014	% group
N. America	4,491	15.2%	7.9%	7.1%	36.7%	3,900	33.8%
United Kingdom	1,777	8.4%	8.4%	4.1%	14.5%	1,640	14.2%
W Cont. Europe	2,426	-5.6%	4.7%	4.7%	19.8%	2,569	22.3%
AP, LA, AME, CEE[15]	3,541	3.5%	8.5%	4.2%	29.0%	3,420	29.7%
Total Group	12,235	6.1%	7.5%	5.3%	100.0%	11,529	100.0%

[13]	Percentage change at constant currency exchange rates
[14]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[15]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Net sales analysis

£ million	2015	Δ reported	Δ constant	Δ LFL	% group	2014	% group
N. America	3,882	11.8%	4.7%	4.1%	36.9%	3,472	34.5%
United Kingdom	1,505	7.8%	7.8%	2.9%	14.3%	1,396	13.9%
W Cont. Europe	2,016	-5.9%	4.3%	2.5%	19.2%	2,143	21.3%
AP, LA, AME, CEE	3,121	2.2%	7.3%	3.0%	29.6%	3,054	30.3%
Total Group	10,524	4.6%	5.8%	3.3%	100.0%	10,065	100.0%

Operating profit analysis (Headline PBIT)

£ million	2015	% margin*	2014	% margin*
N. America	728	18.8%	622	17.9%
United Kingdom	243	16.2%	221	15.8%
W Cont. Europe	277	13.7%	277	12.9%
AP, LA, AME, CEE	526	16.8%	561	18.3%
Total Group	1,774	16.9%	1,681	16.7%

*	Headline PBIT to net sales

North America, with constant currency revenue growth of 11.1% in the final quarter and like-for-like growth of 9.7%, strengthened further, exceeding the strong growth seen in the first nine months, an improvement over the third quarter year-to-date constant currency growth of 6.7% and like-for-like growth of 6.2%. Particularly strong growth was achieved in advertising and media investment management, parts of the Group’s public relations & public affairs businesses and branding & identity, direct, digital and interactive operations. On a full year basis, constant currency revenue was up 7.9%, with like-for-like up 7.1%. Net sales were up 4.7% in constant currency, with like-for-like up 4.1%.

United Kingdom constant currency revenue rate of growth in the final quarter, although lower than quarter three, remained strong at 6.6%, compared to 7.6% in quarter three, with like-for-like growth of 2.9%, well ahead of the 1.1% seen in quarter three. The Group’s advertising, public relations and public affairs, branding & identity and direct, digital and interactive businesses performed particularly well. Despite the slight slow-down in the rate of revenue growth, net sales remained strong, with constant currency growth of 6.9%, slightly down on the 7.1% in quarter three, with like-for-like growth of 3.5% compared with 2.2% in quarter three. On a full year basis, constant currency revenue was up 8.4%, with like-for-like up 4.1%. Net sales were up 7.8% in constant currency, with like-for-like up 2.9%.

Western Continental Europe, although remaining patchy from a macro-economic point-of-view, continued the improvement seen in quarter three, with constant currency revenue growth of 6.7%, the highest rate of growth in 2015, partly driven by acquisitions, with like-for-like up 5.3%, down slightly on the 6.1% seen in quarter three. Similarly, net sales growth on a constant currency basis was up 7.2% in the final quarter, the highest rate of growth in 2015, compared to 4.5% growth in quarter three, again partly driven by acquisitions. On a like-for-like basis, net sales were up 3.0% in the final quarter, compared with 4.6% in quarter three. For the year, Western Continental Europe revenue grew 4.7% on a like-for-like basis (5.7% in the second half), compared with 3.8% in 2014, with net sales growth of 2.5% like-for-like (3.7% in the second half), compared to 1.1% in 2014. Belgium, Denmark, Germany, Italy and Turkey all showed good growth in the final quarter, but Austria, France, Ireland, the Netherlands, Spain, Sweden and Switzerland were tougher.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue growth in the fourth quarter remained strong at 9.1%, ahead of the nine months growth of 8.3%, with like-for-like up 6.3%, the second highest quarter of 2015, slightly lower than the 6.8% seen in quarter one. Growth in the fourth quarter was driven principally by Asia Pacific, Latin America and Africa, the CIVETS16, Next 1117 and the MIST18. Central and Eastern Europe, after the improvement seen in quarter three, slipped back slightly, with full year like-for-like revenue down 1.3%. Constant currency net sales growth in the region was 7.3% overall, with like-for-like net sales up 3.0%. In Asia, Bangladesh, Cambodia, India, Indonesia, Myanmar, Pakistan and Vietnam, had double-digit like-for-like growth, with Japan and Malaysia more challenging.

Latin America had its strongest quarter of the year, with like-for-like revenue up 7.8%, compared with the previous highest of 4.2% in quarter three. Like-for-like net sales grew 7.1% in quarter four, also the highest quarterly growth in 2015, with full year growth of 4.8% (6.5% in the second half compared with 2.6% in the first half). Africa also grew strongly, with like-for-like revenue up 8.3% in quarter four and up 8.1% full year, driven by the Group’s media investment management, data investment management and direct, digital and interactive businesses. In Central & Eastern Europe, like-for-like revenue was up over 1% in quarter four, compared with 3% in quarter three, with Croatia, the Czech Republic, Hungary and Kazakhstan up strongly. Poland, Russia and the Slovak Republic were tougher. Full year revenue for the BRICs19, which account for over $2.8 billion of revenue, was up well over 3% on a like-for-like basis, with the Next 11 and CIVETS up over 9% and well over 11% respectively. The MIST was up almost 8%.

In 2015, 29.0% of the Group’s revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe – down slightly from 29.7% in 2014, due to the strength of sterling against the currencies of many of the markets in the region still having a significant impact. On a net sales basis there was also a slight drop to 29.6% from 30.3% in 2014.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector, as well as the proportion of Group revenue and net sales for 2015 and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	2015	Δ reported	Δ constant[20]	Δ LFL[21]	% group	2014	% group
AMIM[22]	5,553	8.2%	9.9%	8.4%	45.4%	5,134	44.5%
Data Inv. Mgt.	2,426	-0.1%	3.5%	-0.2%	19.8%	2,429	21.1%
PR & PA23	946	6.0%	4.7%	3.0%	7.7%	892	7.7%
BI, HC & SC24	3,310	7.7%	7.3%	5.3%	27.1%	3,074	26.7%
Total Group	12,235	6.1%	7.5%	5.3%	100.0%	11,529	100.0%

[16]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $1 billion revenue, including associates)
[17]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for well over $1 billion revenue, including associates)
[18]	Mexico, Indonesia, South Korea and Turkey (accounting for over $760 million revenue, including associates)
[19]	Brazil, Russia, India and China (accounting for over $2.8 billion revenue, including associates)
[20]	Percentage change at constant currency exchange rates
[21]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[22]	Advertising, Media Investment Management
[23]	Public Relations & Public Affairs
[24]	Branding and Identity, Healthcare and Specialist Communications

Net sales analysis

£ million	2015	Δ reported	Δ constant	Δ LFL	% group	2014	% group
AMIM	4,652	3.3%	5.3%	3.8%	44.2%	4,502	44.7%
Data Inv. Mgt.	1,768	1.1%	4.6%	0.3%	16.8%	1,749	17.4%
PR & PA	930	5.6%	4.3%	3.4%	8.8%	880	8.7%
BI, HC & SC	3,174	8.2%	7.8%	4.2%	30.2%	2,934	29.2%
Total Group	10,524	4.6%	5.8%	3.3%	100.0%	10,065	100.0%

Operating profit analysis (Headline PBIT)

£ million	2015	% margin*	2014	% margin*
AMIM	856	18.4%	836	18.6%
Data Inv. Mgt.	286	16.2%	273	15.6%
PR & PA	155	16.7%	139	15.8%
BI, HC & SC	477	15.0%	433	14.7%
Total Group	1,774	16.9%	1,681	16.7%

*	Headline PBIT to net sales

In 2015, 37.5% of the Group’s revenue came from direct, digital and interactive, up 1.2 percentage points from the previous year, with revenue growing 7.6% like-for-like over 2014.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management was the strongest performing sector overall, with constant currency revenue up 9.9% in 2015, up 9% in quarter four. Like-for-like revenue was up 8.4% for the year and up over 8% in quarter four. Advertising grew strongly in North America and Latin America in quarter four, but the UK, Continental Europe and Africa were more challenging. Media investment management showed strong like-for-like growth, with double digit growth in all regions and sub-regions, except the UK and the Middle East.

Of the Group’s advertising networks, J. Walter Thompson Company, Ogilvy & Mather and Grey performed well in quarter four. As mentioned above, North America and Latin America grew strongly in quarter four, but elsewhere conditions were more difficult and overall advertising remained challenged. Growth in the Group’s media investment management businesses has been very consistent throughout the year, with constant currency and like-for-like revenue up strongly for the year, but with a slightly weaker second half, principally in the UK. tenthavenue, the “engagement” network focused on out-of-home media, also performed strongly in the fourth quarter, with like-for-like net sales up almost 9%. The strong revenue and net sales growth across most of the Group’s businesses, partly offset by the challenges in the Group’s advertising businesses in most regions, resulted in the combined reported operating margin of this sector down by 0.2 margin points to 18.4% but up 0.2 margin points in constant currency. In 2015, J. Walter Thompson Company, Ogilvy & Mather, Y&R and Grey generated net new business billings of £1.087 billion ($1.685 billion). In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search, Xaxis and now, Essence, together with tenthavenue, generated net new business billings of £3.840 billion ($5.952 billion). The Group totalled £5.557 billion ($8.613 billion), slightly down on 2014 of £5.831 billion ($9.330 billion).

Data Investment Management

On a constant currency basis, data investment management revenue grew 5.8% in the fourth quarter, the strongest quarter of 2015, with like-for-like revenue up 1.4%. Net sales showed a similar pattern, with constant currency net sales up 5.2% in quarter four and up 0.8% like-for-like. On a full year basis, constant currency revenue was up 3.5%, but down 0.2% like-for-like, with a stronger second half. Net sales showed a similar pattern with a stronger second half on both a constant currency and like-for-like basis. The mature markets were more difficult, remaining under pressure, but the faster growth markets grew net sales almost 2%. Syndicated research continues to show resilience, with like-for-like net sales growth up well over 2%, but custom research, which accounts for almost half of data investment management net sales, was down a similar amount. Kantar Worldpanel, Kantar Health, Kantar Retail and IMRB all showed strong like-for-like net sales growth, with TNS, Millward Brown and Lightspeed more challenged. There seems to be a growing recognition of the value of “real” first party data businesses, rather than those that depend on third party data. Reported operating margins improved 0.6 margin points to 16.2% and by 1.1 margin points in constant currency. Good cost control and the continued benefits of restructuring contributed to the improvement in operating margin. Although there has been further improvement during 2015, the slowest sub-sector continues to be like-for-like net sales growth in the custom businesses in mature markets, where discretionary spending remains under review by clients.

Public Relations and Public Affairs

In constant currencies the Group’s public relations and public affairs businesses continued the growth shown earlier in the year, with a stronger second half and even stronger quarter four. Constant currency revenue grew 8.2% in quarter four with like-for-like net sales up 5.8%, with strong growth in all regions, but particularly in the United Kingdom, Latin America and the Middle East & Africa. Ogilvy Public Relations, Cohn & Wolfe and the specialist public relations and public affairs businesses in the United States, the United Kingdom and Germany performed well, with Burson-Marsteller and H+K Strategies less buoyant. An improving top-line and good control of costs resulted in the operating margin improving by 0.9 margin points to 16.7% and by 1.0 margin point in constant currency.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency revenue grew strongly at 11.2% in quarter four, as with most of our businesses the strongest quarter of 2015, with like-for-like revenue up 8.8%, a significant improvement over quarter three. The Group’s direct, digital and interactive businesses, especially JWT Mirum (the digital arm of J. Walter Thompson Worldwide), WPP Digital and VML performed strongly, with parts of the Group’s healthcare and branding & identity businesses slower. Operating margins, for the sector as a whole, improved 0.3 margin points to 15.0% and by 0.3 margin points in constant currency, with operating margins negatively affected as parts of the Group’s direct, digital and interactive businesses in Western Continental Europe, together with branding & identity and healthcare slowed.

Client review

Including associates, the Group currently employs almost 190,000 full-time people in over 3,000 offices in 112 countries, now including Cuba. It services 352 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 77 of the NASDAQ 100 and 830 national or multi-national clients in three or more disciplines. 552 clients are served in four disciplines and these clients account for over 52% of Group revenue. This reflects the increasing opportunities for co-ordination and co-operation or horizontality between activities, both nationally and internationally, and at a client and country level. The Group also works with 448 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. Horizontality across clients, countries and regions and on which the Group has been working on for many years, is clearly becoming an increasingly important part of our client strategies, particularly as clients continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In 2015, operating profit was £1.632 billion, depreciation, amortisation and goodwill impairment £384 million, non-cash share-based incentive charges £99 million, net interest paid £151 million, tax paid £301 million, capital expenditure £246 million and other net cash outflows £154 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share buy-backs and dividends was, therefore, £1.263 billion.

This free cash flow was absorbed by £693 million in net cash acquisition payments and investments (of which £44 million was for earnout payments, with the balance of £649 million for investments and new acquisition payments net of disposal proceeds), £588 million in share buy-backs and £546 million in dividends, a total outflow of £1.827 billion. This resulted in a net cash outflow of £564 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2015 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 52 transactions in the year; 18 acquisitions and investments were in new markets, 37 in quantitative and digital and 8 were driven by individual client or agency needs. Out of all these transactions, 11 were in both new markets and quantitative and digital.

Specifically, in 2015, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, the United Kingdom, France, Germany, the Netherlands, Turkey, South Africa, Singapore, Australia, New Zealand and Mexico; in data investment management in the United States, the United Kingdom, the Czech Republic, Israel and Brazil; in public relations and public affairs in the United States, Germany and India; in branding & identity in the United States and the United Kingdom; in direct, digital and interactive in the United States, the United Kingdom, Belgium, Germany, Sweden, Lebanon, UAE, South Africa, Peru and China; in healthcare in the United States, the United Kingdom and Australia; and in sports marketing in the United States.

A further 15 acquisitions and investments were made in the first two months of 2016, with 1 in advertising and media investment management; 2 in data investment management; 3 in public relations and public affairs; 7 in direct, digital and interactive; 1 in healthcare; and 1 in sports marketing.

There appears to be growing evidence that excessive, competitive acquisition pricing together with lower standards for compliance, driven by a desire to play catch-up have resulted in slower, and even negative growth rates and impairments for some competitors with several acquired companies in Brazil, India and China.

Balance sheet highlights

Average net debt in 2015 was £3.562 billion, compared to £3.073 billion in 2014, at 2015 exchange rates. On 31 December 2015 net debt was £3.211 billion, against £2.275 billion on 31 December 2014, an increase of £936 million (an increase of £851 million at 2015 exchange rates). The increased period end debt figure reflects the significant incremental net acquisition spend of £198 million, incremental share re-purchases of £77 million and incremental dividends of £86 million. This trend has continued in the first six weeks of 2016, with average net debt of £3.376 billion, compared with £2.426 billion in the first six weeks of 2015, an increase of £950 million (an increase of £822 million at 2016 exchange rates). The net debt figure of £3.211 billion at 31 December, compares with a current market capitalisation of approximately £19.926 billion ($28.026 billion), giving an enterprise value of £23.137 billion ($32.542 billion). The average net debt to EBITDA ratio at 1.78x, is in the middle of the Group’s target range of 1.5-2.0x.

In March 2015, the Group issued €600 million 15 year bonds at a coupon of 1.625%, in conjunction with a three year exchange offer of €252 million at 0.43% for part of the existing €750 million 6.625% bonds due in May 2016. In November 2015, the Group issued €600m 4 year bonds with a coupon of 0.75%. These bonds refinanced the remaining €498m bonds maturing in May 2016, with a coupon of 6.625%. This continues the plan to extend maturities and take advantage of current low interest rates.

Your Board continues to examine ways of deploying its EBITDA of over £2.0 billion (over $3.0 billion) and substantial free cash flow of almost £1.3 billion (almost $2.0 billion) per annum, to enhance share owner value. The Group’s current market value of £19.926 billion implies an EBITDA multiple of 10.0 times, on the basis of the full year 2015 results. Including year-end net debt of £3.211 billion, the Group’s enterprise value to EBITDA multiple is 11.6 times.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2015 is provided in Appendix 1.

Return of funds to share owners

Dividends paid in respect of 2015 will total £575 million for the year. Funds returned to share owners in 2015 totalled £1.134 billion, including share buy-backs, an increase of 17% over 2014. In 2014 funds returned to share owners were £0.971 billion. In the last five years, £3.5 billion has been returned to share owners and over the last ten years £5.2 billion.

In 2015, 39.6 million shares, or 3.0% of the issued share capital, at the top-end of our target range, were purchased at a cost of £588 million and an average price of £14.84.

Current trading

January 2016 like-for-like revenue was up 4.2%, ahead of budget, with net sales up 2.3%, also ahead of budget, and reflecting a more difficult comparative and the continuing divergence between revenue and net sales in the Group’s media and data investment management businesses, as noted earlier. All regions and sectors, except data investment management and public relations and public affairs, showed revenue and net sales growth, with advertising and media investment management, direct, digital and interactive and the specialist communications businesses, up the strongest.

Outlook

Macroeconomic and industry context

2015, the Group’s thirtieth year, was another record year, following successive post-Lehman record years in 2011, 2012, 2013 and 2014, five record years in a row, despite a generally low global growth environment.

Parallel universes

After another record year in 2014, the Group’s performance in 2015, neither a maxi- or mini-quadrennial, has been particularly creditable, as worldwide GDP growth, both nominal and real, slowed in the second half of last year and into the new year. Pleasingly, bottom-line growth and operating margin improvement has been particularly strong, beyond budget, target and last year. Revenue and net sales growth were also better, or similar, with all geographies and sectors (except data investment management) growing revenue and net sales on both a constant currency and like-for-like basis. Like-for-like revenue and net sales were up 4.9% and 2.3% respectively in the first six months and up 5.8% and 4.1% for the second half. Revenue and net sales momentum continues, with the two year half-yearly growth rates at 13.6% and 6.4% to 13.5% and 6.6% respectively. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenue – positive or negative. On a constant currency basis, operating profit was above budget and well ahead of last year and the increase in the net sales margin was well above the Group’s full year target of a 0.3 margin points improvement on a constant currency basis.

Despite this strong performance, the always on, Don Draperish general industry optimism seems misplaced. To survive in the advertising and marketing services sector, you have to remain positive, indeed optimistic, seeing the glass half-full and industry and company reports generally continue, understandably, to reflect that attitude. However, general client behaviour does not reflect that state of mind, as tepid GDP growth, low or no inflation and consequent lack of pricing power encourage a focus on cutting costs to reach profit targets, rather than revenue growth. In addition, there seem to be little, if any, reasons for an upside breakout from the current levels of real or nominal GDP growth, which remain stuck around 3% to 4% and below the pre-Lehman trend rate, which by definition was unsustainable. In fact, in recent months, whilst real GDP forecasts have remained steady, nominal forecasts have deteriorated significantly to under 3%, due to the strength of the US dollar, although the same pundits expect inflation (somewhat optimistically?) to increase in the coming years. In this respect, oil price reductions, the Iranian nuclear “armistice” and the international currency wars have not been helpful black or grey swans. The faster growth markets of the BRICs and Next 11, located in Asia, Latin America, Africa & the Middle East and Central & Eastern Europe continue to grow faster than the slower markets of North America and Western Europe, although the growth gap has narrowed significantly as Brazil, Russia and China have slowed and the United States and United Kingdom and, even some parts of Western Continental Europe, have quickened.

Geopolitical issues remain top of business leaders’ concerns. The continuing crisis in the Ukraine and consequent bilateral sanctions, continued tensions in the Middle East and North Africa and the continuing risk, despite the negotiated agreement, of a “Grexit”, or even more seriously now, a “Brexit” from the European Community top the agenda. Lower oil prices and first time and continued quantitative easing in Europe and continued easing in Japan may seem to bottom or underpin the recovery and a continued, but somewhat patchy, United States recovery and United Kingdom and Indian strength may help confidence. But concerns about China, aggravated by the recent renminbi devaluation and stock market decline, and Brazil remain, although we remain unabashed bulls of both.

Countries and opportunities like Indonesia, the Philippines, Vietnam, Egypt, Nigeria, Mexico, Colombia and Peru and now post-Macri Argentina add to confidence (and maybe even Cuba and Iran will), along with a mild recovery in Western Continental Europe, chiefly in Germany, Spain and Italy. France remains soft, although there are some small signs of improvement.

But there are other “grey swans”, chiefly three. First, will the Federal Reserve pre-Christmas tightening falter, or even reverse and what will be the further impact on bond and equity markets?

Although interest rates are likely to remain lower, longer than many anticipate, due to mediocre growth rates, when the tightening comes, as it inevitably will, it may have a dramatic impact on bond and equity valuations, as recent gyrations in the markets indicate. Will continued renminbi weakness, for example, blow the Federal Reserve Bank off course from further tightening in 2016? Secondly, the somewhat surprising result of the United Kingdom General Election (at least to the pollsters), with the Conservatives winning an overall majority, has resulted in an uncertainty-stimulating European Union referendum, now pegged for 23 June. In addition, the reduction of the still remaining, substantial, United Kingdom budget deficit, is being re-addressed in the context of a new fixed five year political cycle. Finally, the free fall in the oil price, although effectively a tax cut for consumers, has not resulted, it seems, in increased consumer spending, perhaps due to the lingering, psychological impact of that now infamous weekend in September 2008. Moreover, oil producing states and their sovereign wealth funds have had to pull in their investment horns, which in turn has caused concerns in relation to energy bank loans to both public and private sectors and the liquidity of banks themselves.

So all in all, whilst clients are certainly more confident than they were in September 2008 post-Lehman, with stronger balance sheets (over $7 trillion in net cash and limited leverage), sub-trend long-term global GDP growth at around 2.5% to 3.0% real and 3.5% to 4.0% nominal, combined with these levels of geopolitical uncertainty, with low inflation or fears of deflation resulting in limited pricing power, with short-term focused activist investors and strengthened corporate governance scrutiny, make them unwilling to take further risks.

They, therefore, focus on costs, rather than revenue growth. If you are trying to run a legacy business, at one end of the spectrum you have the disrupters, like Uber and Airbnb, and at the other end you have the cost-focused models like 3G or JAB in fast moving consumer goods and Valeant and Endo in pharmaceuticals (although their models are under pressure currently), whilst in the middle, towering above you, you have the activists led by such as Nelson Peltz, Bill Ackman and Dan Loeb, with a perception of stressing short-term performance – maybe they need a marketing campaign to establish they really are long-term? Not surprising then, that corporate leaders tend to be risk averse. The average “life expectancy” of CEOs is around 6 to 7 years, CFOs around 4 to 5 years and CMOs 2 years. No wonder conservatism rules.

Interestingly, the company structures that offend corporate governance with “geared” voting structures, seem to be the ones that encourage more long-term strategic thinking. In these conditions, procurement and finance take the lead over marketing and investment and suppliers are encouraged to play the additional roles of banks and/or insurance companies. At best, clients focus on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment, not a cost. We know from our own annual Millward Brown BrandZ Top 100 Most Valuable Global Brands Survey, that brand investment drives top-line like-for-like sales growth, which, in turn, is the biggest determinant of total share owner return. Investment in the top 10 brands from this Survey annually over the last 10 years would yield a total investment return 300% greater than the MSCI.

We see little reason, if any, for this pattern of behaviour to change in 2016, with continued caution being the watchword. There is certainly no evidence, based on 2015, to suggest any such change in behaviour, although one or two institutional investors, including, most notably, Blackrock, Legal & General and the United Kingdom Government, are saying that they are tiring with some companies’ total focus on short-term cost cutting and would favour strategies based more on the long-term and top line growth and the end to quarterly reporting.

The pattern for 2016 looks very similar to 2015, but with the bonus of the maxi-quadrennial events of the visually-stunning Rio Olympics, the UEFA Euro Football Championships and, of course, the United States Presidential Election to boost marketing investments, as usual by up to 1% or so, above advertising as a proportion of GDP. Forecasts of worldwide real GDP growth still hover around 3.0% to 3.5%, with recently reduced inflation estimates of 0.5% giving nominal GDP growth, in dollars, of even less than 3%. Advertising as a proportion of GDP should at least remain constant overall. Although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, it should be buoyed by incremental branding investments in the under-branded faster growing markets.

Although consumers and corporates both seem to be increasingly cautious and risk averse, the latter should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly as equity valuations have been, at least until recently, strong. The recent, potentially record, spike in merger and acquisition activity may be driven more by companies running out of cost-reduction opportunities, rather than trying to find revenue growth opportunities or synergies.

Financial guidance

The budgets for 2016 have been prepared on a cautious basis as usual (hopefully), but continue to reflect the faster growing geographical markets of Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe and faster growing functional sectors of advertising, media investment management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of Western Continental Europe. Our 2016 budgets show the following;

•	Like-for-like revenue growth of well over 3% and net sales growth of over 3%

•	Target operating margin to net sales improvement of 0.3 margin points excluding the impact of currency

In 2016, our prime focus will remain on growing revenue and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity and horizontality. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2014 and 2015 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of above 8% of net sales and continue to position the Group extremely well should current market conditions deteriorate. Some commentators and analysts believe that the markets are signalling a recession. Whilst some countries may technically go into recession (i.e. two consecutive quarters of negative GDP growth), we do not believe there will be a general recession. More likely the markets are adjusting to continued low growth; so lower, longer – both growth and interest rates.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have decided that up to half of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2016 and beyond. Horizontality has been accelerated through the appointment of 45 global client leaders for our major clients, accounting for over one third of total revenue of almost $20 billion and 17 regional and country managers in a growing number of test markets and sub-regions, covering about half of the 112 countries in which we operate.

Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating communications services geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent tsunami of media investment management pitches, chiefly in the United States and is now ranked first by RECMA, for both net new business reviews and retentions. The swing factor between the most and least successful firms totals approximately $5 billion on net new business currently, and even more including retentions and will probably go higher in due course. This has resulted in an increase in our media investment market share to about a third and market leadership in all regions, with North America now at around 30%. Whilst talent and creativity (in the broadest sense) remain key differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis and AppNexus, through integration of data investment management, for example, Kantar, Rentrak and comScore, and investment in content, for example, Imagina, Vice, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital and Bruin.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

•	Revenue and net sales growth greater than the industry average

•	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

•	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

Uses of funds

As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view, that currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced, small- to medium-sized strategic acquisitions.

Buy-back strategy

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock. However, given the operating and net sales margin targets of 0.3 margin points, the targeted level of share buy-backs will be 2-3% of the outstanding share capital. If achieved, the impact on headline EPS would be equivalent to an incremental improvement of 0.2 margin points. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values, as the average 2015 net debt to EBITDA ratio is under 1.8 times, at the mid-point of our market guidance of 1.5-2.0 times.

Acquisition strategy

There is still a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the United States, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere in the industry, particularly in fast growing markets like China, Brazil and India. Transactions will be focused on our strategy of new markets, new media and data investment management, including the application of new technology and big data. Net acquisition spend is currently targeted at around £300 to £400 million per annum, excluding slightly more significant “one-offs”, like IBOPE in Latin America and comScore. We will continue to seize opportunities in line with our strategy to increase the Group’s exposure to:

☐	Faster growing geographic markets and sectors

☐	New media and data investment management, including the application of technology and big data

A further 15 acquisitions and investments were made in the first two months of 2016, with 1 in advertising and media investment management; 2 in data investment management; 3 in public relations and public affairs; 7 in direct, digital and interactive; 1 in healthcare; and 1 in sports marketing.

Last but not least………

WPP companies have always been conscious of the need for diversity in the workplace; and not just out of a sense of moral responsibility, which we take very seriously. On behalf of their clients, our companies’ people are responsible for understanding, and appealing to, just about every one of the world’s 7 billion citizens. And while we have never believed that only a teenager can understand a teenager or only a pensioner can understand a pensioner, there can be no doubt that diversity among our people is a professional necessity. For us, diversity is not simply a question of race, colour or gender; at least as important is a diversity of attitude, of mind-set, of ways of approaching problems. Uniform, conventional thinking will never of itself meet the demands of our clients.

The results reported here, presented in dispassionate numbers, are all the product of the inventive work of tens of thousands of talented individuals - and with no two alike. They come from countless different backgrounds and have countless different ways of looking at the world. They embody skills that range from the statistician to the screenwriter. They represent perhaps the most diverse example of diversity of any single organisation.

We welcome this opportunity to salute them all and thank them for everything they have done to make 2015 as good a year as it has been.

For further information:

Sir Martin Sorrell	}

Paul Richardson	}

Chris Sweetland	}	+44 20 7408 2204

Feona McEwan	}

Chris Wade	}

Kevin McCormack	}

Fran Butera	}	+1 212 632 2235

Belinda Rabano	}	+86 1360 1078 488

wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Preliminary results for the year ended 31 December 2015

Unaudited preliminary consolidated income statement for the year ended 31 December 2015

£ million	Notes	2015	2014	+/(-)%	Constant Currency[1] +/(-)%

Billings		47,631.9	46,186.3	3.1	4.9

Revenue	6	12,235.2	11,528.9	6.1	7.5

Direct costs		(1,710.9)	(1,464.1)	(16.9)	(18.8)

Net sales	6	10,524.3	10,064.8	4.6	5.8

Operating costs	4	(8,892.3)	(8,557.5)	(3.9)	(4.8)

Operating profit		1,632.0	1,507.3	8.3	11.8

Share of results of associates	4	47.0	61.9	(24.1)	(19.2)

Profit before interest and taxation		1,679.0	1,569.2	7.0	10.6

Finance income	5	72.4	94.7	(23.5)	(17.3)

Finance costs	5	(224.1)	(262.7)	14.7	15.0

Revaluation of financial instruments	5	(34.7)	50.7	-	-

Profit before taxation		1,492.6	1,451.9	2.8	7.3

Taxation	7	(247.5)	(300.4)	17.6	10.6

Profit for the year		1,245.1	1,151.5	8.1	11.9

Attributable to:

Equity holders of the parent		1,160.2	1,077.2	7.7	11.3

Non-controlling interests		84.9	74.3	(14.3)	(20.4)

		1,245.1	1,151.5	8.1	11.9

Headline PBIT	6,19	1,774.0	1,680.6	5.6	8.7

Net sales margin	6,19	16.9%	16.7%	0.2[2]	0.4[2]

Headline PBT	19	1,622.3	1,512.6	7.3	11.2

Earnings per share

Basic earnings per ordinary share	9	90.0p	82.4p	9.2	12.9

Diluted earnings per ordinary share	9	88.4p	80.5p	9.8	13.4

[1]	The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.
[2]	Margin points.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2015

£ million	2015	2014

Profit for the year	1,245.1	1,151.5

Items that may be reclassified subsequently to profit or loss:

Exchange adjustments on foreign currency net investments	(275.9)	(221.2)

Gain on revaluation of available for sale investments	206.0	64.6

	(69.9)	(156.6)

Items that will not be reclassified subsequently to profit or loss:

Actuarial gain/(loss) on defined benefit pension plans	33.5	(86.6)

Deferred tax on defined benefit pension plans	(5.2)	62.1

	28.3	(24.5)

Other comprehensive loss relating to the year	(41.6)	(181.1)

Total comprehensive income relating to the year	1,203.5	970.4

Attributable to:

Equity holders of the parent	1,121.6	893.0

Non-controlling interests	81.9	77.4

	1,203.5	970.4

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2015

£ million	Notes	2015	2014
Net cash inflow from operating activities	10	1,359.9	1,703.7
Investing activities
Acquisitions and disposals	10	(669.5)	(489.1)
Purchase of property, plant and equipment		(210.3)	(177.9)
Purchase of other intangible assets (including capitalised computer software)		(36.1)	(36.5)
Proceeds on disposal of property, plant and equipment		13.4	5.9
Net cash outflow from investing activities		(902.5)	(697.6)
Financing activities
Share option proceeds		27.6	25.0
Cash consideration for non-controlling interests	10	(23.6)	(5.6)
Share repurchases and buybacks	10	(587.6)	(510.8)
Net increase in borrowings	10	492.0	465.2
Financing and share issue costs		(11.4)	(27.5)
Equity dividends paid		(545.8)	(460.0)
Dividends paid to non-controlling interests in subsidiary undertakings		(55.2)	(57.7)
Net cash outflow from financing activities		(704.0)	(571.4)
Net (decrease)/increase in cash and cash equivalents		(246.6)	434.7
Translation differences		(54.4)	(70.3)
Cash and cash equivalents at beginning of year		2,247.6	1,883.2
Cash and cash equivalents at end of year	10	1,946.6	2,247.6

Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		(246.6)	434.7
Cash inflow from increase in debt financing		(480.5)	(437.7)
Other movements		(124.0)	23.8
Translation differences		(84.3)	(55.8)
Movement of net debt in the year		(935.4)	(35.0)
Net debt at beginning of year		(2,275.4)	(2,240.4)
Net debt at end of year	11	(3,210.8)	(2,275.4)

Unaudited preliminary consolidated balance sheet as at 31 December 2015

£ million	Notes	2015	2014	2013
Non-current assets
Intangible assets:
Goodwill	12	10,670.6	9,979.4	9,472.8
Other	13	1,715.4	1,668.9	1,667.8
Property, plant and equipment		797.7	772.5	773.3
Interests in associates and joint ventures		758.6	759.9	792.8
Other investments		1,158.7	669.2	270.6
Deferred tax assets[1]		94.1	108.8	89.5
Trade and other receivables	14	178.7	148.6	158.5
		15,373.8	14,107.3	13,225.3
Current assets
Inventory and work in progress		329.0	327.3	304.5
Corporate income tax recoverable		168.6	145.6	136.0
Trade and other receivables	14	10,495.4	9,530.0	9,088.1
Cash and short-term deposits		2,382.4	2,512.7	2,221.6
		13,375.4	12,515.6	11,750.2
Current liabilities
Trade and other payables	15	(12,685.0)	(11,784.0)	(10,710.7)
Corporate income tax payable[2]		(598.5)	(599.8)	(482.7)
Bank overdrafts and loans		(932.0)	(653.2)	(941.4)
		(14,215.5)	(13,037.0)	(12,134.8)
Net current liabilities		(840.1)	(521.4)	(384.6)
Total assets less current liabilities		14,533.7	13,585.9	12,840.7

Non-current liabilities
Bonds and bank loans		(4,661.2)	(4,134.9)	(3,520.6)
Trade and other payables	16	(891.5)	(624.9)	(457.6)
Deferred tax liabilities[1]		(552.3)	(536.7)	(620.8)
Provisions for post-employment benefits		(229.3)	(296.2)	(247.5)
Provisions for liabilities and charges		(183.6)	(166.4)	(147.7)
		(6,517.9)	(5,759.1)	(4,994.2)
Net assets		8,015.8	7,826.8	7,846.5
Equity
Called-up share capital	17	132.9	132.6	134.9
Share premium account		535.3	508.0	483.4
Shares to be issued		-	0.3	0.5
Other reserves		(9.7)	36.2	317.3
Own shares		(719.6)	(283.7)	(253.0)
Retained earnings		7,698.5	7,106.7	6,903.7
Equity share owners’ funds		7,637.4	7,500.1	7,586.8
Non-controlling interests		378.4	326.7	259.7
Total equity		8,015.8	7,826.8	7,846.5

[1]	The Group has restated prior year balance sheets to reduce both the deferred tax assets and the deferred tax liabilities shown in 2014 and 2013 by £130.9 million and £29.9 million respectively. This is consistent with the current year presentation.
[2]	As described in Note 2, the Group has restated prior year balance sheets to reclassify certain income tax creditors from non-current liabilities to current liabilities.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2015

£ million	Called- up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2015	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8
Ordinary shares issued	0.3	27.3	(0.3)	-	-	0.2	27.5	-	27.5
Treasury share additions	-	-	-	-	(406.0)	-	(406.0)	-	(406.0)
Treasury share allocations	-	-	-	-	3.6	(3.6)	-	-	-
Net profit for the year	-	-	-	-	-	1,160.2	1,160.2	84.9	1,245.1
Exchange adjustments on foreign currency net investments	-	-	-	(272.9)	-	-	(272.9)	(3.0)	(275.9)
Gain on revaluation of available for sale investments	-	-	-	206.0	-	-	206.0	-	206.0
Actuarial gain on defined benefit pension plans	-	-	-	-	-	33.5	33.5	-	33.5
Deferred tax on defined benefit pension plans	-	-	-	-	-	(5.2)	(5.2)	-	(5.2)
Comprehensive (loss)/income	-	-	-	(66.9)	-	1,188.5	1,121.6	81.9	1,203.5
Dividends paid	-	-	-	-	-	(545.8)	(545.8)	(55.2)	(601.0)
Non-cash share-based incentive plans (including share options)	-	-	-	-	-	99.0	99.0	-	99.0
Tax adjustment on share-based payments	-	-	-	-	-	18.0	18.0	-	18.0
Net movement in own shares held by ESOP Trusts	-	-	-	-	(33.5)	(148.1)	(181.6)	-	(181.6)
Recognition/remeasurement of financial instruments	-	-	-	(59.0)	-	(0.7)	(59.7)	-	(59.7)
Share purchases - close period commitments	-	-	-	80.0	-	2.9	82.9	-	82.9
Acquisition of subsidiaries[1]	-	-	-	-	-	(18.6)	(18.6)	25.0	6.4
Balance at 31 December 2015	132.9	535.3	-	(9.7)	(719.6)	7,698.5	7,637.4	378.4	8,015.8

Total comprehensive income relating to the year ended 31 December 2015 was £1,203.5 million (2014: £970.4 million)

[1]	Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2015 (continued)

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2014	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5
Ordinary shares issued	0.4	24.6	(0.2)	-	-	0.2	25.0	-	25.0
Treasury share additions	-	-	-	-	(412.5)	-	(412.5)	-	(412.5)
Treasury share allocations	-	-	-	-	0.6	(0.6)	-	-	-
Treasury share cancellations	(2.7)	-	-	2.7	332.5	(332.5)	-	-	-
Net profit for the year	-	-	-	-	-	1,077.2	1,077.2	74.3	1,151.5
Exchange adjustments on foreign currency net investments	-	-	-	(224.3)	-	-	(224.3)	3.1	(221.2)
Gain on revaluation of available for sale investments	-	-	-	64.6	-	-	64.6	-	64.6
Actuarial loss on defined benefit pension plans	-	-	-	-	-	(86.6)	(86.6)	-	(86.6)
Deferred tax on defined benefit pension plans	-	-	-	-	-	62.1	62.1	-	62.1
Comprehensive (loss)/income	-	-	-	(159.7)	-	1,052.7	893.0	77.4	970.4
Dividends paid	-	-	-	-	-	(460.0)	(460.0)	(57.7)	(517.7)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	102.2	102.2	-	102.2
Tax adjustment on share-based payments	-	-	-	-	-	(0.6)	(0.6)	-	(0.6)
Net movement in own shares held by ESOP Trusts	-	-	-	-	48.7	(147.0)	(98.3)	-	(98.3)
Recognition/remeasurement of financial instruments	-	-	-	(44.1)	-	(4.1)	(48.2)	-	(48.2)
Share purchases – close period commitments	-	-	-	(80.0)	-	(3.9)	(83.9)	-	(83.9)
Acquisition of subsidiaries[1]	-	-	-	-	-	(3.4)	(3.4)	47.3	43.9
Balance at 31 December 2014	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8

[1]	Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 181 to 188 of the 2014 Annual Report and Accounts.

The Group has revised its tax accounting policy to reclassify certain income tax creditors as current liabilities. The Group believes this provides a more relevant presentation, whilst having no impact on the timing of expected cash flows. Accordingly, the consolidated balance sheets at 31 December 2014 and 31 December 2013 have been restated to reclassify £441.2 million and £362.6 million respectively of corporate income tax payable from non-current liabilities to current liabilities. No other changes have been made to the Group’s accounting policies in the year ended 31 December 2015.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2015 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2014 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2015 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2015 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 4 March 2016.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2015 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.5288 to the pound (2014: US$1.6475) and €1.3782 to the pound (2014: €1.2410). The unaudited preliminary consolidated balance sheet as at 31 December 2015 has been prepared using the exchange rates on that day of US$1.4734 to the pound (2014: US$1.5581) and €1.3559 to the pound (2014: €1.2874).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

£ million	2015	2014
Staff costs	6,652.6	6,440.5
Establishment costs	726.3	711.3
Other operating costs	1,513.4	1,405.7
Total operating costs	8,892.3	8,557.5
Staff costs include:
£ million	2015	2014
Wages and salaries	4,578.4	4,467.8
Cash-based incentive plans	231.8	210.7
Share-based incentive plans	99.0	102.2
Social security costs	578.4	567.8
Pension costs	160.0	148.9
Severance	24.0	37.4
Other staff costs	981.0	905.7
	6,652.6	6,440.5
Staff cost to net sales ratio	63.2%	64.0%

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Other operating costs include:

£ million	2015	2014
Amortisation and impairment of acquired intangible assets	140.1	147.5
Goodwill impairment	15.1	16.9
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)
Gains on remeasurement of equity interest on acquisition of controlling interest	(165.0)	(9.2)
Investment write-downs	78.7	7.3
Restructuring costs	106.2	127.6
IT asset write-downs	29.1	-

The goodwill impairment charge of £15.1 million (2014: £16.9 million) relates to a number of under-performing businesses in the Group (in 2014, £8.8 million was in relation to associates). In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. Investment write-downs of £78.7 million (2014: £7.3 million) relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Gains on disposal of investments and subsidiaries of £131.0 million in 2015 include £43.6 million of gains arising on the sale of certain Kantar internet measurement businesses to comScore Inc in consideration for newly issued equity in the buyer; £29.7 million of gains arising on the sale of the Group’s minority stake in e-Rewards; and £30.6 million of gains arising on the Group’s equity interest in Chime Communications plc following its acquisition by Providence Equity Partners in conjunction with WPP.

Gains on disposal of investments and subsidiaries of £186.3 million in 2014 include £150.6 million of gains arising on the sale of the Xaxis for Publishers business to AppNexus Inc and the Kantar Media US television measurement business to Rentrak Inc. In both cases, consideration received was in the form of equity issued by the buyer.

Gains on remeasurement of equity interest on acquisition of controlling interest in 2015 primarily comprise gains of £131.7 million in relation to the acquisition of a majority stake in IBOPE in Latin America.

Restructuring costs of £106.2 million (2014: £127.6 million) comprise £69.5 million (2014: £88.7 million) of costs (including £52.0 million of severance costs) arising from a structural reassessment of certain of the Group’s operations, primarily in the mature markets of Western Europe; and £36.7 million (2014: £38.9 million) of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure. In 2015, IT asset write-downs comprise £29.1 million of accelerated depreciation of IT assets in Asia and Europe.

Operating profit includes credits totalling £31.6 million (2014: £24.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2014.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Share of results of associates include:

£ million	2015	2014
Share of profit before interest and taxation	95.2	101.8
Share of exceptional losses	(21.8)	(7.6)
Share of interest and non-controlling interests	(1.7)	(3.1)
Share of taxation	(24.7)	(29.2)
	47.0	61.9

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	2015	2014
Income from available for sale investments	18.9	26.0
Interest income	53.5	68.7
	72.4	94.7
Finance costs include:
£ million	2015	2014
Net interest expense on pension plans	7.3	8.0
Interest on other long-term employee benefits	2.5	1.9
Interest payable and similar charges	214.3	252.8
	224.1	262.7
Revaluation of financial instruments include:
£ million	2015	2014
Movements in fair value of treasury instruments	(3.7)	31.3
Movements in fair value of other derivatives	15.9	15.0
Revaluation of put options over non-controlling interests	(11.3)	(8.8)
Revaluation of payments due to vendors (earnout agreements)	(35.6)	13.2
	(34.7)	50.7

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2015	2014
Revenue
Advertising and Media Investment Management	5,552.8	5,134.3
Data Investment Management	2,425.9	2,429.3
Public Relations & Public Affairs	945.8	891.9
Branding & Identity, Healthcare and Specialist Communications	3,310.7	3,073.4
	12,235.2	11,528.9
Net sales
Advertising and Media Investment Management	4,652.0	4,502.0
Data Investment Management	1,768.1	1,748.9
Public Relations & Public Affairs	929.7	880.4
Branding & Identity, Healthcare and Specialist Communications	3,174.5	2,933.5
	10,524.3	10,064.8
Headline PBIT[1]
Advertising and Media Investment Management	855.6	836.2
Data Investment Management	286.1	272.7
Public Relations & Public Affairs	155.4	139.2
Branding & Identity, Healthcare and Specialist Communications	476.9	432.5
	1,774.0	1,680.6
Net sales margin[2]
Advertising and Media Investment Management	18.4%	18.6%
Data Investment Management	16.2%	15.6%
Public Relations & Public Affairs	16.7%	15.8%
Branding & Identity, Healthcare and Specialist Communications	15.0%	14.7%
	16.9%	16.7%

[1]	Headline PBIT is defined in note 19.
[2]	Net sales margin is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2015	2014
Revenue
North America[1]	4,491.2	3,899.9
United Kingdom	1,777.4	1,640.3
Western Continental Europe	2,425.6	2,568.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,541.0	3,419.9
	12,235.2	11,528.9
Net sales
North America[1]	3,882.3	3,471.7
United Kingdom	1,504.5	1,396.0
Western Continental Europe	2,016.2	2,142.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,121.3	3,054.5
	10,524.3	10,064.8
Headline PBIT[2]
North America[1]	728.2	621.8
United Kingdom	243.1	221.2
Western Continental Europe	277.2	277.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	525.5	560.4
	1,774.0	1,680.6
Net sales margin[3]
North America[1]	18.8%	17.9%
United Kingdom	16.2%	15.8%
Western Continental Europe	13.7%	12.9%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	16.8%	18.3%
	16.9%	16.7%

[1]	North America includes the US with revenue of £4,257.4 million (2014: £3,664.9 million), net sales of £3,674.3 million (2014: £3,254.2 million) and headline PBIT of £697.3 million (2014: £588.2 million).
[2]	Headline PBIT is defined in note 19.
[3]	Net sales margin is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The headline tax rate was 19.0% (2014: 20.0%). The tax rate on reported PBT was 16.6% (2014: 20.7%). The reported tax rate is lower than the headline tax rate and is due to most of the gains on disposals of investments and subsidiaries and the gains on remeasurement of equity interests not being taxable. The cash tax rate on headline PBT1 was 18.6% (2014: 19.2%).

The tax charge comprises:

£ million	2015	2014
Corporation tax
Current year	403.0	394.9
Prior years	(108.4)	4.4
	294.6	399.3
Deferred tax
Current year	(35.8)	(93.2)
Prior years	(11.3)	(5.7)
	(47.1)	(98.9)
Tax charge	247.5	300.4

The calculation of the headline tax rate is as follows:

£ million	2015	2014
Headline PBT[1]	1,622.3	1,512.6
Tax charge	247.5	300.4
Tax charge relating to gains on disposal of investments and subsidiaries	(1.1)	(21.4)
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	35.4	23.2
Tax credit relating to restructuring costs	26.5	14.1
Deferred tax relating to gains on disposal of investments and subsidiaries	-	(13.8)
Headline tax charge	308.3	302.5
Headline tax rate	19.0%	20.0%

8.	Ordinary dividends

The Board has recommended a final dividend of 28.78p (2014: 26.58p) per ordinary share in addition to the interim dividend of 15.91p (2014: 11.62p) per share. This makes a total for the year of 44.69p (2014: 38.2p). Payment of the final dividend of 28.78p per ordinary share will be made on 4 July 2016 to holders of ordinary shares in the Company on 10 June 2016.

[1]	Headline PBT is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2015	2014	+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	1,160.2	1,077.2
Headline earnings (£ million) (note 19)	1,229.1	1,135.8
Average shares used in basic EPS calculation (million)	1,288.5	1,307.4
Reported EPS	90.0p	82.4p	9.2	12.9
Headline EPS	95.4p	86.9p	9.8	12.8

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2015	2014	+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	1,160.2	1,077.2
Diluted headline earnings (£ million)	1,229.1	1,135.8
Average shares used in diluted EPS calculation (million)	1,313.0	1,337.5
Diluted reported EPS	88.4p	80.5p	9.8	13.4
Diluted headline EPS	93.6p	84.9p	10.2	13.3

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2015	2014
Average shares used in basic EPS calculation	1,288.5	1,307.4
Dilutive share options outstanding	3.5	4.8
Other potentially issuable shares	21.0	25.3
Shares used in diluted EPS calculation	1,313.0	1,337.5

At 31 December 2015 there were 1,329,366,024 (2014: 1,325,747,724) ordinary shares in issue.

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 22:

Net cash inflow from operating activities:

£ million	2015	2014
Profit for the year	1,245.1	1,151.5
Taxation	247.5	300.4
Revaluation of financial instruments	34.7	(50.7)
Finance costs	224.1	262.7
Finance income	(72.4)	(94.7)
Share of results of associates	(47.0)	(61.9)
Operating profit	1,632.0	1,507.3
Adjustments for:
Non-cash share-based incentive plans (including share options)	99.0	102.2
Depreciation of property, plant and equipment	194.7	197.3
Goodwill impairment	15.1	16.9
Amortisation and impairment of acquired intangible assets	140.1	147.5
Amortisation of other intangible assets	33.7	31.6
Investment write-downs	78.7	7.3
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)
Gains on remeasurement of equity interest on acquisition of controlling interest	(165.0)	(9.2)
Losses/(gains) on sale of property, plant and equipment	1.1	(0.8)
Operating cash flow before movements in working capital and provisions	1,898.4	1,813.8
Movements in working capital and provisions	(164.1)	295.0
Cash generated by operations	1,734.3	2,108.8
Corporation and overseas tax paid	(301.2)	(289.9)
Interest and similar charges paid	(212.0)	(249.1)
Interest received	61.3	69.8
Investment income	4.9	11.9
Dividends from associates	72.6	52.2
	1,359.9	1,703.7

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2015	2014
Initial cash consideration	(463.5)	(382.7)
Cash and cash equivalents acquired (net)	57.7	74.4
Earnout payments	(43.9)	(34.3)
Purchase of other investments (including associates)	(283.2)	(188.8)
Proceeds on disposal of investments	63.4	42.3
Acquisitions and disposals	(669.5)	(489.1)
Cash consideration for non-controlling interests	(23.6)	(5.6)
Net acquisition payments and investments	(693.1)	(494.7)

Share repurchases and buybacks:

£ million	2015	2014
Purchase of own shares by ESOP Trusts	(181.6)	(98.3)
Shares purchased into treasury	(406.0)	(412.5)
	(587.6)	(510.8)

Net increase in borrowings:

£ million	2015	2014
Increase in drawings on bank loans	128.9	-
Proceeds from issues of €600 million bonds	858.7	-
Repayment of €500 million bonds	(481.9)	-
Premium on exchange of €252 million bonds	(13.7)	-
Proceeds from issue of €750 million bonds	-	588.7
Proceeds from issue of $750 million bonds	-	460.1
Repayment of $369 million bonds	-	(235.3)
Repayment of $600 million bonds	-	(333.7)
Repayment of $25 million TNS private placements	-	(14.6)
	492.0	465.2

Cash and cash equivalents:

£ million	2015	2014
Cash at bank and in hand	2,227.8	1,967.0
Short-term bank deposits	154.6	545.7
Overdrafts[1]	(435.8)	(265.1)
	1,946.6	2,247.6

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Net debt

£ million	2015	2014
Cash and short-term deposits	2,382.4	2,512.7
Bank overdrafts and loans due within one year	(932.0)	(653.2)
Bonds and bank loans due after one year	(4,661.2)	(4,134.9)
	(3,210.8)	(2,275.4)

The Group estimates that the fair value of corporate bonds is £5,207.4 million at 31 December 2015 (2014: £4,944.8 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2015	2014
Within one year	(541.7)	(578.4)
Between one and two years	(548.2)	(748.4)
Between two and three years	(325.4)	(533.7)
Between three and four years	(581.6)	(125.7)
Between four and five years	(335.0)	(125.7)
Over five years	(4,459.5)	(4,192.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,791.4)	(6,304.2)
Short-term overdrafts – within one year	(435.8)	(265.1)
Future anticipated cash flows	(7,227.2)	(6,569.3)
Effect of discounting/financing rates	1,634.0	1,781.2
Debt financing	(5,593.2)	(4,788.1)
Cash and short-term deposits	2,382.4	2,512.7
Net debt	(3,210.8)	(2,275.4)

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £691.2 million (2014: £506.6 million) in the year. This movement includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2015 and the date these preliminary consolidated financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

£ million	2015	2014
Brands with an indefinite useful life	968.1	969.3
Acquired intangibles	667.6	596.9
Other (including capitalised computer software)	79.7	102.7
	1,715.4	1,668.9

14.	Trade and other receivables

Amounts falling due within one year:

£ million	2015	2014
Trade receivables	6,799.4	6,337.6
VAT and sales taxes recoverable	154.9	116.0
Prepayments	235.0	222.1
Accrued income	2,853.8	2,401.5
Fair value of derivatives	4.6	11.4
Other debtors	447.7	441.4
	10,495.4	9,530.0

Amounts falling due after more than one year:

£ million	2015	2014
Prepayments	1.5	1.9
Accrued income	5.8	7.0
Other debtors	131.7	97.8
Fair value of derivatives	39.7	41.9
	178.7	148.6

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited preliminary consolidated financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

£ million	2015	2014
Trade payables	8,538.3	7,846.3
Deferred income	1,081.0	990.4
Payments due to vendors (earnout agreements)	126.0	67.1
Liabilities in respect of put option agreements with vendors	51.1	27.7
Fair value of derivatives	0.7	75.0
Share purchases - close period commitments	-	78.8
Other creditors and accruals	2,887.9	2,698.7
	12,685.0	11,784.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.	Trade and other payables: amounts falling due after more than one year

£ million	2015	2014
Payments due to vendors (earnout agreements)	455.3	244.3
Liabilities in respect of put option agreements with vendors	183.3	157.2
Fair value of derivatives	2.3	2.1
Other creditors and accruals	250.6	221.3
	891.5	624.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

£ million	2015	2014
Within one year	126.0	67.1
Between 1 and 2 years	104.9	67.4
Between 2 and 3 years	105.1	65.1
Between 3 and 4 years	110.9	34.6
Between 4 and 5 years	122.5	51.9
Over 5 years	11.9	25.3
	581.3	311.4

The Group’s approach to payments due to vendors is outlined in note 21. The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2015	2014
At the beginning of the year	311.4	193.5
Earnouts paid	(43.9)	(34.3)
New acquisitions	262.2	136.0
Revision of estimates taken to goodwill	19.9	26.4
Revaluation of payments due to vendors (note 5)	35.6	(13.2)
Exchange adjustments	(3.9)	3.0
At the end of the year	581.3	311.4

The Group does not consider there to be any material contingent liabilities as at 31 December 2015.

Notes to the unaudited preliminary consolidated financial statements (continued)

17.	Issued share capital – movement in the year

Number of equity ordinary shares (million)	2015	2014
At the beginning of the year	1,325.7	1,348.7
Exercise of share options	3.7	3.9
Treasury share cancellations	-	(26.9)
At the end of the year	1,329.4	1,325.7

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the year ended 31 December 2015:

£ million	2015	2014
Profit before interest and taxation	1,679.0	1,569.2
Amortisation and impairment of acquired intangible assets	140.1	147.5
Goodwill impairment	15.1	16.9
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)
Gains on remeasurement of equity interest on acquisition of controlling interest	(165.0)	(9.2)
Investment write-downs	78.7	7.3
Restructuring costs	106.2	127.6
IT asset write-downs	29.1	-
Share of exceptional losses of associates	21.8	7.6
Headline PBIT	1,774.0	1,680.6

Finance income	72.4	94.7
Finance costs	(224.1)	(262.7)
	(151.7)	(168.0)

Interest cover on headline PBIT	11.7 times	10.0 times

Calculation of headline EBITDA:

£ million	2015	2014
Headline PBIT (as above)	1,774.0	1,680.6
Depreciation of property, plant and equipment	194.7	197.3
Amortisation of other intangible assets	33.7	31.6
Headline EBITDA	2,002.4	1,909.5

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Net sales margin before and after share of results of associates:

£ million	Margin	2015	Margin	2014
Net sales		10,524.3		10,064.8
Headline PBIT	16.9%	1,774.0	16.7%	1,680.6
Share of results of associates (excluding exceptional gains/losses)		68.8		69.5
Headline PBIT excluding share of results of associates	16.2%	1,705.2	16.0%	1,611.1

Reconciliation of profit before taxation to headline PBT and headline earnings for the year ended 31 December 2015:

£ million	2015	2014
Profit before taxation	1,492.6	1,451.9
Amortisation and impairment of acquired intangible assets	140.1	147.5
Goodwill impairment	15.1	16.9
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)
Gains on remeasurement of equity interest on acquisition of controlling interest	(165.0)	(9.2)
Investment write-downs	78.7	7.3
Restructuring costs	106.2	127.6
IT asset write-downs	29.1	-
Share of exceptional losses of associates	21.8	7.6
Revaluation of financial instruments	34.7	(50.7)
Headline PBT	1,622.3	1,512.6
Headline tax charge (note 7)	(308.3)	(302.5)
Non-controlling interests	(84.9)	(74.3)
Headline earnings	1,229.1	1,135.8
Ordinary dividends	545.8	460.0
Dividend cover on headline earnings	2.3 times	2.5 times

Reconciliation of free cash flow for the year ended 31 December 2015:

£ million	2015	2014
Cash generated by operations (note 10)	1,734.3	2,108.8
Plus:
Interest received	61.3	69.8
Investment income	4.9	11.9
Dividends from associates	72.6	52.2
Share option proceeds	27.6	25.0
Proceeds on disposal of property, plant and equipment	13.4	5.9
Movements in working capital and provisions	164.1	(295.0)
Less:
Interest and similar charges paid	(212.0)	(249.1)
Purchase of property, plant and equipment	(210.3)	(177.9)
Purchase of other intangible assets (including capitalised computer software)	(36.1)	(36.5)
Corporation and overseas tax paid	(301.2)	(289.9)
Dividends paid to non-controlling interests in subsidiary undertakings	(55.2)	(57.7)
Free cash flow	1,263.4	1,167.5

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2015, the Group has access to £6.8 billion of committed facilities with maturity dates spread over the years 2016 to 2043 as illustrated below:

£ million
		2016	2017	2018	2019	2020+
US bond $500m (5.625% ’43)	339.4					339.4
US bond $300m (5.125% ’42)	203.6					203.6
Eurobonds €600m (1.625% ’30)	442.5					442.5
Eurobonds €750m (2.25%,’26)	553.1					553.1
US bond $750m (3.75%,’24)	509.0					509.0
Eurobonds €750m (3.0% ’23)	553.1					553.1
US bond $500m (3.625% ’22)	339.4					339.4
US bond $812m (4.75% ’21)	551.4					551.4
£ bonds £200m (6.375% ’20)	200.0					200.0
Bank revolver ($2,500m)	1,696.8				1,696.8
Eurobonds €600m (0.75% ’19)	442.5				442.5
Eurobonds €252m (0.43% ’18)	185.9			185.9
£ bonds £400m (6.0% ’17)	400.0		400.0
Eurobonds €498m (6.625% ’16)	367.3	367.3
Total committed facilities available	6,784.0	367.3	400.0	185.9	2,139.3	3,691.5
Drawn down facilities at 31 December 2015	5,087.2	367.3	400.0	185.9	442.5	3,691.5
Undrawn committed credit facilities	1,696.8
Drawn down facilities at 31 December 2015	5,087.2
Net cash at 31 December 2015	(1,946.6)
Other adjustments	70.2
Net debt at 31 December 2015	3,210.8

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2014 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2015.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
Derivatives in designated hedge relationships
Derivative assets	-	39.7	-
Derivative liabilities	-	(2.3)	-
Held for trading
Derivative assets	-	4.6	-
Derivative liabilities	-	(0.7)	-
Payments due to vendors (earnout agreements) (note 16)	-	-	(581.3)
Liabilities in respect of put options	-	-	(234.4)
Available for sale
Other investments	311.4	-	847.3

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Financial instruments (continued)

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments
1 January 2015	(184.9)	534.4
Losses recognised in the income statement	(11.3)	(2.2)
Gains recognised in other comprehensive income	-	196.4
Additions	(86.8)	113.5
Disposals	-	(8.1)
Cancellations	25.3	-
Settlements	1.9	-
Exchange adjustments	21.4	13.3
31 December 2015	(234.4)	847.3

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2015, the weighted average growth rate in estimating future financial performance was 20.3%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2015 was 1.7%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £11.9 million and £19.0 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £11.6 million and £11.9 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 5), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

[1]	Payments due to vendors (earnout agreements) are reconciled in note 16.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Principal risks and uncertainties

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group for the year ended 31 December 2015 and these are updated and summarised below:

Clients

•	The Group competes for clients in a highly competitive industry and client loss may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

•	The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

•	Existing and proposed data protection laws may restrict the Group’s activities and increase our costs.

•	The Group is carrying out an IT transformation project and will rely on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions could have an adverse effect on the Group’s business.

•	The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches.

Operational

•	The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s increased proprietary trading.

People and Succession

•	The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles at the parent and operating companies.

Regulatory, Sanctions, Anti-Trust and Taxation

•	The Group may be subject to regulations restricting its activities or effecting changes in taxation.

•	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.

•	Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

•	The Group is subject to laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Appendix 2: Preliminary results for the year ended 31 December 2015 in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2015

$ million	2015	2014	+/(-)%
Billings	72,766.7	75,943.6	(4.2)

Revenue	18,693.2	18,956.0	(1.4)
Direct costs	(2,614.3)	(2,407.0)	(8.6)
Net sales	16,078.9	16,549.0	(2.8)
Operating costs	(13,585.1)	(14,097.4)	3.6
Operating profit	2,493.8	2,451.6	1.7
Share of results of associates	71.2	101.8	(30.1)
Profit before interest and taxation	2,565.0	2,553.4	0.5
Finance income	110.9	154.0	(28.0)
Finance costs	(342.6)	(430.9)	20.5
Revaluation of financial instruments	(53.2)	82.1	-
Profit before taxation	2,280.1	2,358.6	(3.3)
Taxation	(378.4)	(487.2)	22.3
Profit for the year	1,901.7	1,871.4	1.6

Attributable to:
Equity holders of the parent	1,771.6	1,749.4	1.3
Non-controlling interests	130.1	122.0	(6.6)
	1,901.7	1,871.4	1.6

Headline PBIT	2,704.3	2,739.8	(1.3)
Net sales margin	16.8%	16.6%	0.2[2]
Headline PBT	2,472.6	2,462.9	0.4

Reported earnings per share[3]
Basic earnings per ordinary share	137.5 ¢	133.8 ¢	2.8
Diluted earnings per ordinary share	134.9 ¢	130.8 ¢	3.1

Headline earnings per share[3]
Basic earnings per ordinary share	145.2 ¢	141.5 ¢	2.6
Diluted earnings per ordinary share	142.5 ¢	138.3 ¢	3.0

[1]	The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of US$1.5288 to the pound for the year ended 31 December 2015 (2014: US$1.6475).
[2]	Margin points.
[3]	The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Preliminary results for the year ended 31 December 2015 in reportable Euros1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2015

€ million	2015	2014	+/(-)%
Billings	65,677.2	57,366.4	14.5

Revenue	16,873.7	14,323.0	17.8
Direct costs	(2,360.9)	(1,820.8)	(29.7)
Net sales	14,512.8	12,502.2	16.1
Operating costs	(12,253.5)	(10,616.9)	(15.4)
Operating profit	2,259.3	1,885.3	19.8
Share of results of associates	64.3	77.2	(16.7)
Profit before interest and taxation	2,323.6	1,962.5	18.4
Finance income	99.5	117.9	(15.6)
Finance costs	(308.5)	(325.7)	5.3
Revaluation of financial instruments	(48.0)	63.8	-
Profit before taxation	2,066.6	1,818.5	13.6
Taxation	(341.8)	(376.7)	9.3
Profit for the year	1,724.8	1,441.8	19.6

Attributable to:
Equity holders of the parent	1,607.1	1,349.3	19.1
Non-controlling interests	117.7	92.5	(27.2)
	1,724.8	1,441.8	19.6

Headline PBIT	2,452.8	2,099.8	16.8
Net sales margin	16.9%	16.8%	0.1[2]
Headline PBT	2,243.8	1,892.0	18.6

Reported earnings per share[3]
Basic earnings per ordinary share	124.7 ¢	103.2 ¢	20.8
Diluted earnings per ordinary share	122.4 ¢	100.9 ¢	21.3

Headline earnings per share[3]
Basic earnings per ordinary share	132.0 ¢	108.6 ¢	21.5
Diluted earnings per ordinary share	129.5 ¢	106.2 ¢	21.9

[1]	The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of €1.3782 to the pound for the year ended 31 December 2015 (2014: €1.2410).
[2]	Margin points
[3]	The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 4: Preliminary results for the year ended 31 December 2015 in reportable Japanese Yen1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2015

¥ billion	2015	2014	+/(-)%
Billings	8,810.5	8,065.1	9.2

Revenue	2,264.1	2,013.9	12.4
Direct costs	(316.8)	(256.0)	(23.8)
Net sales	1,947.3	1,757.9	10.8
Operating costs	(1,644.2)	(1,490.4)	(10.3)
Operating profit	303.1	267.5	13.3
Share of results of associates	8.6	10.8	(20.4)
Profit before interest and taxation	311.7	278.3	12.0
Finance income	13.3	16.8	(20.8)
Finance costs	(41.4)	(46.0)	10.0
Revaluation of financial instruments	(6.5)	9.2	-
Profit before taxation	277.1	258.3	7.3
Taxation	(46.0)	(53.6)	14.2
Profit for the year	231.1	204.7	12.9

Attributable to:
Equity holders of the parent	215.3	191.7	12.3
Non-controlling interests	15.8	13.0	(21.5)
	231.1	204.7	12.9

Headline PBIT	328.3	297.2	10.5
Net sales margin	16.9%	16.9%	-
Headline PBT	300.2	268.0	12.0

Reported earnings per share[2]
Basic earnings per ordinary share	167.1 ¥	146.6 ¥	14.0
Diluted earnings per ordinary share	164.0 ¥	143.3 ¥	14.4

Headline earnings per share[2]
Basic earnings per ordinary share	176.3 ¥	153.8 ¥	14.6
Diluted earnings per ordinary share	173.0 ¥	150.4 ¥	15.0

[1]	The unaudited consolidated income statement above is presented in reportable Japanese Yen for information purposes only and has been prepared assuming the Japanese Yen is the reporting currency of the Group, whereby local currency results are translated into Japanese Yen at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of ¥185.1067 to the pound for the year ended 31 December 2015 (2014: ¥174.1569).
[2]	The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and Basis of Preparation

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group. Net debt at a year end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2015 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Net sales/Net sales margin

Net sales are revenue less direct costs. Net sales margin is calculated as headline PBIT (defined below) as a percentage of net sales. The Group has previously used the terms gross margin and gross profit to refer to net sales.

Headline earnings

Headline PBT less headline tax charge and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

Headline tax charge

Taxation excluding tax charge/deferred tax relating to gains on disposal of investments and subsidiaries, net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items and tax credit relating to restructuring costs.

Operating margin

Headline operating profit as a percentage of net sales.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate year in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.